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                                                                   EXHIBIT 99(n)

                                LEND LEASE FUNDS

                               Multiple Class Plan

                             Pursuant to Rule 18f-3


Introduction

         This Plan (the "Plan") is adopted pursuant to Rule 18f-3(d) of the Investment Company Act of 1940, as amended (the "1940 Act"), effective as of January 25, 2000. The Plan relates to shares of the series of Lend Lease Funds (the "Trust"), a Delaware business trust, listed on Schedule A as amended from time to time (each such series, a "Fund" and such series collectively, the "Funds"). The Fund is distributed pursuant to a system (the "Multiple Class System") in which each class of shares (each, a "Class" and collectively, the "Classes") of a Fund represents a pro rata interest in the same portfolio of investments of the Fund and differs only to the extent outlined below.

I.       Distribution Arrangements

         One or more Classes of shares of the Fund are offered for purchase by investors with the sales load structures described below. Additionally, pursuant to Rule 12b-1 of the 1940 Act, the Fund has adopted Plans of Distribution (each, a "12b-1 Plan") under which shares of certain Classes are subject to service and/or distribution fees ("12b-1 fees") assessed at an annual rate of up to 0.25% of average daily net assets as described below. 12b-1 fees may be used to reimburse (a) Sunstone Distribution Services, LLC (the "Distributor") and other broker-dealers for distribution expenses incurred by them specifically on behalf of the Class or (b) shareholder servicing agents who provide administrative and other related services to their clients who are Class shareholders.

1.       Class A Shares

         Class A shares are offered with a front-end sales load ("FESL"). The schedule of sales charges are applicable to the Class and the circumstances under which the sales charge is subject to reduction are set forth in the Class' prospectus. Class A shares may be purchased at net asset value (without a FESL):
(i) in the case of certain purchases of such shares; and (ii) by certain limited categories of investors, in each case under the circumstances and conditions set forth in the Class' current prospectus. Class A shares are subject to a 1.00% redemption fee if shares are redeemed within 12 months of purchase. Class A shares are subject to payments under the Class' 12b-1 Plan.

2.       Class I Shares

         Class I shares are offered without imposition of a FESL, redemption fee or 12b-1 fee for purchases of Fund shares by investors meeting an initial minimum investment requirement as disclosed in the Class' current prospectus.


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3.       Class K Shares

         Class K shares are offered without imposition of a FESL or redemption fee for purchases of Fund shares by registered investment advisers as disclosed in the Class' current prospectus. Class K Shares are subject to payments under the Class' 12b-1 Plan.

4.       Additional Classes of Shares

         The Board of Trustees of the Fund has the authority to create additional Classes, or change existing Classes, from time to time, in accordance with Rule 18f-3 of the 1940 Act.

II.      Expense Allocation

         Expenses incurred by the Fund are allocated among the various Classes as follows:

         A. Class Expenses. Expenses relating to different arrangements for shareholder servicing and the distribution of Shares under a 12b-1 Plan shall be allocated to and paid by the applicable Class. A Class may pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Fund's assets, if (1) such expenses are actually incurred in a different amount by that Class, or if the class receives services of a different kind or to a different degree than other Classes and (2) the Trust's Board of Trustees has approved such allocation.

         B. Other Allocations. All expenses of the Fund not allocated to a particular Class pursuant to Sections I and IIA of this Plan shall be allocated to each Class on the basis of the net asset value of that Class in relation to the net asset value of the Series. Notwithstanding the foregoing, the underwriter, adviser, or other provider of services to a Series may waive or reimburse the expenses of a specific Class or Classes to the extent permitted under Rule 18f-3 under the Act; provided, however, that the Board of Trustees (the "Board") shall monitor the use of such waivers or reimbursements intended to differ by Class.

III.     Conflicts of Interest

         The Board does not believe that the implementation of the Plan will give rise to any conflicts of interest. The Board will monitor the operation of the Plan on an ongoing basis for the existence of any material conflicts among the interests of the holders of the various Classes and will take any action reasonably necessary to eliminate any such conflicts that may develop.

IV.      Board Review

         This Plan has been approved by a majority of the Trustees of the Fund, including a majority of the Trustees who are not interested persons of the Fund. The Trustees have found that this Plan, including the expense allocation, is in the best interests of each Class


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individually and the Fund as a whole. The Trustees have made this determination after requesting and reviewing such information as they deemed reasonably necessary to evaluate this Plan. In making its determination, the Board focused on, among other things, the relationship between or among the Classes and examined possible conflicts of interest among Classes (including those potentially involving cross-subsidization between Classes) regarding the allocation of expenses, fees, waivers and expense reimbursements. The Board also evaluated the level of services provided to each Class and the cost of those services in order to ensure that the services were appropriate and the allocation of expenses was reasonable. In approving any subsequent amendments to this Plan, the Board shall focus on and evaluate such factors as well as any others it deems relevant at the time.

         The Board shall review this Plan as frequently as deemed necessary. Prior to any materials amendment(s) to this Plan, the Fund's Board, including a majority of the Trustees that are not interested persons of the Fund, shall find that the Plan, as proposed to be amended (including any proposed amendments to the method of allocating Class and/or Fund expenses), is in the best interest of each Class individually and the Fund as a whole. In considering whether to approve any proposed amendment(s) to the Plan, the Board shall request and evaluate such information as it considers reasonably necessary to evaluate the proposed amendment(s) to the Plan. Such information shall address, among other issues, whether the proposed amendment will result in a cross-subsidization of one Class by another.

         This Plan is intended to conform to Rule 18f-3 of the 1940 Act and any inconsistencies shall be read to conform with such Rules.


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                                   SCHEDULE A
                            (As of January 25, 2000)

                                LEND LEASE FUNDS

                   Multiple Class Plan Pursuant to Rule 18f-3


1.       Lend Lease U.S. Real Estate Securities Fund




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